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                                                             EXHIBIT 99(a)(5)(a)

                              FOR IMMEDIATE RELEASE

March 16, 2000

CONTACT:

John C. Osterman
President
Chicago Rivet & Machine Co.
(630) 357-8500

              CHICAGO RIVET & MACHINE CO. ANNOUNCES "DUTCH AUCTION"
                SELF TENDER OFFER FOR SHARES OF ITS COMMON STOCK

NAPERVILLE, IL (March 16, 2000) - Chicago Rivet & Machine Co. (AMEX - CVR) today announced that it will commence a Dutch Auction self tender offer to purchase for cash up to 225,000 shares of its common stock, which represents approximately 19.8 % of its issued and outstanding common stock. The tender offer is being made subject to the terms and conditions set forth in the Offer to Purchase dated March 16, 2000 and the related Letter of Transmittal. The tender offer begins today, Thursday, March 16, 2000 and will expire, unless extended, at 5:00 p.m. New York City time on Friday, April 14, 2000.

Under the terms of the tender offer, Chicago Rivet shareholders may specify a price not greater than $23.00 nor less than $20.00 at which they are willing to tender their shares. After the expiration of the tender offer, Chicago Rivet will determine a single per share purchase price that will allow it to buy 225,000 shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered. The same purchase price will be paid net to tendering shareholders in cash, without interest, for all shares purchased pursuant to the offer.

If more than 225,000 shares are validly tendered at or below the purchase price, Chicago Rivet will accept shares on a pro rate basis. Chicago Rivet reserves the right to purchase more than 225,000 shares pursuant to the tender offer. The tender offer is not conditioned on any minimum number of shares being tendered.

At a meeting on February 21, 2000, the Board of Directors declared a regular quarter dividend of $.18 per share payable to shareholders of record on March 3, 2000 and a special dividend of $.35 per share payable to shareholders of record on April 5, 2000. Shareholders tendering shares in the offer will continue to be shareholders of record until the shares are purchased in the offer, which will not be before April 14, 2000. Consequently, any shareholder tendering shares in the offer who held those shares on the applicable record date will be entitled receive the dividend.

Neither Chicago Rivet nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares or as to the price at which shareholders may choose to tender their shares. Each shareholder must


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make its own decision whether to tender shares and, if so, how many shares to tender, and at which price or prices the shares should be tendered. Chicago Rivet has been advised that none of its directors or executive offers intend to tender any shares pursuant to the offer.

On March 15, 2000, the last trading day prior to the announcement of the offer, the price per share for the last trade for the shares on American Stock Exchange Composite Tape was $19.00. As of March 15, 2000, Chicago Rivet had 1,138,096 shares of its common stock issued and outstanding.

The Offer to Purchase, Letter of Transmittal and related documents will be mailed to the shareholders of record of Chicago Rivet common stock and will also be made available for distribution to beneficial owners of common stock. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

The dealer manager for the tender offer is BMO Nesbitt Burns Corp., and the information agent is Georgeson Shareholder Communications, Inc. Shareholders may obtain further information by calling Georgeson Shareholder Communications, Inc. at (800) 223-2064.

Chicago Rivet & Machine Co. operates in two segments of the fastener industry; fasteners and assembly equipment. The fastener segment consists of the manufacture and sale of rivets, cold-headed fasteners and parts and screw machine products. The assembly equipment segment consists primarily of the manufacture of automatic rivet setting machines, automatic assembly equipment, parts and tools for such machines, and the leasing of automatic rivet setting machines.


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